                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549



                                    FORM 11-K


            [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from ___ to ___

For fiscal year ended December 31, 2000

Commission File number 1-3247

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below

                              CORNING CABLE SYSTEMS
                                 INVESTMENT PLAN

                                 489 Siecor Park
                                  P. O. Box 489
                             Hickory, NC 28603-0489

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                              CORNING INCORPORATED
                              ONE RIVERFRONT PLAZA
                                CORNING, NY 14831

Documents filed as part of this report:

      (a)   Index to financial statements filed as part of this report:

      The Statements of Net Assets Available for Benefits as at December 31, 2000 and 1999, the Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2000 and 1999 and supplementary information, together with the report thereon of PricewaterhouseCoopers LLP dated May 9, 2001, except for the last paragraph of Note 3 as to which the date is June 19, 2001. The required financial statement schedules are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

      (b) Exhibits - The consent of PricewaterhouseCoopers LLP is attached hereto as Exhibit 23.1.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Corning Cable Sytems Investment Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                   CORNING CABLE SYSTEMS
                                   INVESTMENT PLAN


                                   By:  /s/  LINDSAY W. BROWN
                                        Lindsay W. Brown
                                        Member
                                        Corning Cable Systems
                                        Investment Plan Committee

Date:  June 28, 2001

CORNING CABLE SYSTEMS

INVESTMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2000 AND 1999

CORNING CABLE SYSTEMS INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                                           PAGE

Report of Independent Accountants                                           1


Financial Statements:

   Statements of Net Assets Available for Benefits
   December 31, 2000 and 1999                                               2

   Statements of Changes in Net Assets Available for Benefits
   Years Ended December 31, 2000 and 1999                                   3

   Notes to Financial Statements                                          4 - 10


Supplemental Schedules:

   Schedule of Assets (Held at End of Year)
   December 31, 2000                                                        11

   Schedule of Reportable Transactions
   Year Ended December 31, 2000                                             12

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Corning Cable Systems Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits, present fairly, in all material respects, the net assets available for benefits of the Corning Cable Systems Investment Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Assets (Held at End of Year) at December 31, 2000 and the Schedule of Reportable Transactions for the year ended December 31, 2000 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PricewaterhouseCoopers LLP

Charlotte, North Carolina
May 9, 2001 except for the last paragraph of
  Note 3 as to which the date is June 19, 2001

CORNING CABLE SYSTEMS INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

               ASSETS                                  2000           1999
Investments (Notes 2 and 3)                       $ 139,361,872  $ 124,090,578
                                                  -------------  -------------

Receivables:
  Participant contributions                             124,324              -
  Employer contributions, net of forfeitures             85,038              -
                                                  -------------  -------------
         Total receivables                              209,362              -
                                                  -------------  -------------
Net assets available for benefits                 $ 139,571,234  $ 124,090,578
                                                  =============  =============






   The accompanying notes are an integral part of these financial statements.

CORNING CABLE SYSTEMS INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------------------

                                                                      2000           1999
ADDITIONS:
  Additions to net assets attributed to:
    Investment income:
      Net appreciation in fair valur of investments and
        investment income reinvested (Note 2)                    $ 10,533,490   $ 47,109,241
                                                                 ------------   ------------

    Contributions:
      Participant                                                  12,446,005      9,025,234
      Employer, net of forfeitures                                  3,728,905      2,943,102
                                                                 ------------   ------------
                                                                   16,174,901     11,968,336
                                                                 ------------   ------------

         Total additions                                           26,708,400     59,077,577
                                                                 ------------   ------------

DEDUCTIONS:
  Deductions from net assets attributed to:
    Benefits paid to participants                                  11,227,744      5,853,356
    Administrative fees                                                     -        207,907
                                                                 ------------   ------------
         Total deductions                                          11,227,744      6,061,263
                                                                 ------------   ------------

         Net increase                                              15,480,656     53,016,314

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                               124,090,578     71,074,264
                                                                 ------------   ------------
  End of year                                                    $139,571,234   $124,090,578
                                                                 ============   ============



          The accompanying notes are an integral part of these financial statements.

CORNING CABLE SYSTEMS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.    ORGANIZATION AND DESCRIPTION OF THE PLAN

      The following brief description of the Corning Cable Systems Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Corning Cable Systems (the "Company"), formally Siecor Corporation, is a corporation 100% owned by Corning Incorporated ("Corning").

      GENERAL
      The Plan is a defined contribution plan covering substantially all full-time U.S. employees of the Company who have at least one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Corning Cable Systems Investment Plan Advisory Committee (the "Committee").

      Putnam Mutual Funds Corp. (the "Trustee") has served as trustee of the Plan assets since October 15, 1999, excluding the Corning Stock Fund, for which Reliance Trust Company serves as trustee for both years presented. First Union National Bank of North Carolina served as trustee (excluding the Corning Stock Fund) prior to October 15, 1999.

      CONTRIBUTIONS
      Participants may contribute up to 12% of their covered compensation on a before-tax or after-tax basis. The Company matches 50% of the first 5% of participant salary contributed for employees with less than 19 years of service, 75% of the first 5% for employees with 19, but less than 24 years of service and 100% of the first 5% for employees with 24 or more years of service.

      Participants may elect to have their contributions invested in the investment options provided by the Committee, as described below. All Company matching funds are invested in the Corning Stock Fund.

      PARTICIPANT ACCOUNTS
      Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan earnings. Allocations are based on participants' vested and unvested account balances.

      VESTING
      Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant begins vesting after 3 years of credited service at 20% per year and is fully vested after seven years of credited service.

      INVESTMENT OPTIONS
      Upon enrollment in the Plan, a participant may direct contributions in 10 percent increments in any of the investment options provided by the Committee. Participants may change their investment options daily. At December 31, 2000, the following investment options were available:

      CORNING STOCK FUND. Consists exclusively of shares of Corning, Inc. stock for those who want to share in the potential growth of Corning, Inc.. Since this investment is only in shares of Corning, Inc., the return of the fund will depend on the performance of Corning, Inc. stock.

      LORD ABBETT DEVELOPING GROWTH FUND. Allows Plan members to participate in the future of selected small companies with long-range growth potential.

      AMERICAN CENTURY ULTRA FUND. Seeks capital growth by investing in common stocks considered by fund management to be better-than-average prospects for appreciation.

CORNING CABLE SYSTEMS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

      PUTNAM INTERNATIONAL GROWTH FUND. Seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.

      PUTNAM INVESTORS FUND. Seeks long-term growth of capital by investing mainly in blue-chip stocks, those of large, well-established companies, selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.

      PUTNAM S&P 500 INDEX FUNDS. Seeks a return, before the assessment of fees, that closely approximates the return of the S&P 500(R)Index, which is an indicator of U.S. stock market performance.

      PUTNAM FUND FOR GROWTH AND INCOME. Seeks capital growth and current income by investing mainly in attractively priced stocks of mature companies that offer long-term growth potential while also providing income.

      GEORGE PUTNAM FUND OF BOSTON. Seeks a balance of capital growth and current income by investing in a well-diversified portfolio composed mostly of stocks and corporate and U.S. government bonds.

      PIMCO TOTAL RETURN FUND. Seeks maximum current income and price appreciation consistent with preservation of capital and prudent investment management. The fund targets intermediate-maturity fixed-income securities in all major sectors of the bond market.

      STABLE VALUE FUND. Seeks stability of principal mainly by holding investment contracts or similar investments issued by insurance companies, banks, and other financial institutions. A portion of these products' assets is invested in high-quality money market instruments for liquidity purposes.

      LOANS
      Participants may borrow from their vested fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime rate stated in the WALL STREET JOURNAL plus 1%. Principal and interest are generally paid through direct, after-tax payroll deductions.

      PAYMENT OF BENEFITS
      Distributions are made upon retirement, or in the event of a participant's total and permanent disability, death or other terminations of employment. A participant, with the consent of the Committee, can elect to receive distributions in a lump sum payment, equal to the value of the participant's vested interest, or in installments. The Plan also provides for withdrawals by participants prior to termination.

      PLAN TERMINATION
      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

CORNING CABLE SYSTEMS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The more significant accounting principles and practices of the Plan are summarized as follows:

      METHOD OF ACCOUNTING
      The Plan's financial statements are prepared on the accrual basis of accounting.

      INVESTMENTS
      The Plan's investments in the Corning Stock Fund, Lord Abbett Developing Growth Fund, American Century Ultra Fund, Putnam International Growth Fund, Putnam Investors Fund, Putnam S&P 500 Index Fund, Putnam Fund for Growth and Income, George Putnam Fund of Boston, and PIMCO Total Return Fund are stated at fair value as determined by the Trustee based on quoted market prices in an active market less administrative expenses deducted directly from the funds as described below. The Stable Value Fund is stated at fair value as determined by the Trustee in the absence of readily ascertainable market values. Because of the inherent uncertainty of the valuation, those estimated values may differ from the values that would have been used had a ready market value for the securities existed. Some of these differences may be significant. Investments in guaranteed investment contracts held by the Stable Value Fund are valued at contract value, which represents contributions made under the contract plus interest at the guaranteed rate, which approximates fair value. The difference between proceeds received and the cost of investments sold and the change in the difference between fair value and the cost of the investments are reflected in the financial statements as net appreciation in fair value of investments.

      The Trustee includes dividends and interest earned by the Plan's investment funds directly in the funds' net asset values. Such earnings are reflected in the financial statements as net appreciation (depreciation) in fair value of investments and investment income reinvested.

      CONTRIBUTIONS
      Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

      EARNINGS ALLOCATION
      Each participant's account is credited with an allocation of the earnings of the funds in which the participant has directed investments on a daily basis.

      FORFEITURES
      Forfeitures are invested in the Stable Value Fund until used to offset the Company's matching contributions.

      ADMINISTRATIVE EXPENSES
      Certain administrative expenses incurred by the Plan are paid for by the Company while other expenses are deducted by the Trustee directly from the net asset values of the Plan's investment funds. As from January 1, 2000, the Trustee charges administrative expenses directly to the Company.

      USE OF ESTIMATES
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the Plan's net assets during the reporting period. Actual results could differ from those estimates.

CORNING CABLE SYSTEMS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

      RISKS AND UNCERTAINTIES
      The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

3.    INVESTMENTS

      A summary of the Plan's investments as of December 31, 2000 and 1999 is as follows. Individual investments that represent 5 percent or more of the Plan's assets are separately identified.

                                                         2000           1999
      Investments, at fair value:
        Stable Value Fund                            $ 11,735,064   $ 12,351,435
        Corning Stock Fund                             84,981,274     64,294,985
        Putnam S&P 500 Index Fund                      14,940,625     23,060,643
        Putnam Fund for Growth and Income               7,992,236      9,956,816
        Other                                          12,865,379      9,818,974
      Loans to participants                             6,847,294      4,607,725
                                                     ------------   ------------
                                                     $139,361,872   $124,090,578
                                                     ============   ============

      A portion of the Corning Stock Fund is nonparticipant-directed (see Notes 1 and 4).

      During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $10,533,490 as follows:

                                                                 2000
      Mutual funds                                           $ (1,039,854)
      Common stock                                             11,976,242
      Master trust                                                787,819
      Other                                                    (1,190,717)
                                                             ------------
                                                             $ 10,533,490
                                                             ============

      As described in Note 1, the Corning Stock Fund consists exclusively of shares of Corning Inc. As of December 31, 2000, the fair market value of one Corning Inc. share amounted to $52.81. The number and fair market value of shares held by the Corning Stock Fund as of December 31, 2000 amounted to 1,609,113 and $84,981,274, respectively. During the period between January 1, 2001 and June 19, 2001, the fair market value of one Corning, Inc. share has decreased to $13.19. As of June 19, 2001, the number and fair market value of shares held by the Corning Stock Fund amounts to 1,853,490 and $24,447,735, respectively.

CORNING CABLE SYSTEMS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Nonparticipant-directed investments relate to the employer matching contributions to the Corning Stock Fund. Information about the net assets and the significant components of the changes in net assets relating to these nonparticipant-directed investments, is as follows:

                                                            DECEMBER 31,
                                                   -----------------------------
                                                         2000          1999
      Net assets:
        Corning Stock Fund                         $  57,521,748   $  47,740,875

                                                     YEARS ENDED DECEMBER 31,
                                                   -----------------------------
                                                         2000          1999
      Changes in net assets:
        Net appreciation                           $  11,630,259   $  32,978,911
        Investment expenses                                    -          (2,159)
        Contributions                                  3,379,360       2,967,158
        Transfers (to) from other funds                1,499,999      (1,729,875)
        Benefits paid directly to participants        (5,493,905)     (1,715,973)
        Loans                                         (1,234,840)       (480,698)
                                                   -------------   -------------
                                                   $   9,780,873   $  32,017,364
                                                   =============   =============

5.    FEDERAL INCOME TAXES

      The Company has filed with the Internal Revenue Service for exemption from federal income taxes under Section 401(a) of the Internal Revenue Code and has received a favorable determination. Accordingly, no provision for income taxes has been made in the accompanying financial statements. Income of the Plan is taxable to participants only upon distribution. The Company has asserted the Plan has been and continues to be operated in accordance with all applicable provisions of the Internal Revenue Code and ERISA.

6.    RELATED PARTY TRANSACTIONS

      Certain plan investments are shares of mutual funds managed by Putnam Mutual Funds Corp. Putnam Mutual Funds Corp. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $0 and $207,907 for the years ended December 31, 2000 and 1999, respectively.

7.    MASTER TRUST

      The Stable Value Fund is a master trust that pools assets from the Plan and the Corning Cable Systems Retirement Plan. Stable Value Fund investments and related investment income represent the Plan's pro rata interest in the fair value and income of the net assets of the master trust to the Plan as determined by the Trustee (approximately 19% and 17% at December 31, 2000 and 1999, respectively). The Trustee allocates the net assets and income of the master trust to the Plan based on the Plan's average daily balance compared to the average daily balance of the master trust as adjusted by contributions, benefit payments and earnings related specifically to the operation of the Plan.

CORNING CABLE SYSTEMS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

      As discussed in Note 2, a portion of the assets of the Stable Value Fund are invested in guaranteed investment contracts with various insurance companies. The contracts are included in the financial statements at contract value, which equals fair value (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses), because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract values for credit risk of the contract issuers or otherwise. The average yields and crediting interest rates for 2000 ranged from 5.8% to 7.4%.

      The following table presents the fair value of the master trust's investments at December 31, 2000 and 1999, respectively.

                                                         2000          1999
      Investments at estimated fair value:
        Fixed income investments                   $  57,524,687   $  56,070,000
        Guaranteed investment contracts                4,157,065      17,206,000
                                                   -------------   -------------
                                                   $  61,681,752   $  73,276,000
                                                   =============   =============

      The following table presents the investment income of the master trust for years ended December 31, 2000 and 1999, respectively:

                                                                 2000         1999
      Investment income:
        Fixed income investments                             $ 3,469,972   $ 2,651,000
        Guaranteed investment contracts                          703,961     1,416,000
                                                             -----------   -----------
            Net appreciation in fair value of investments    $ 4,173,933   $ 4,067,000
                                                             ===========   ===========

8.    BENEFIT PAYMENTS

      As of December 31, 2000, there were no benefit claims processed and approved for payment but not yet paid as of that date.

CORNING CABLE SYSTEMS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500:

                                                                           2000            1999
      Net assets available for benefits per the financial statements  $ 139,571,234   $ 124,090,578
      Current year-end contributions receivable                            (209,362)              -
                                                                      -------------   -------------
           Net assets available for benefits per Form 5500            $ 139,361,872   $ 124,090,578
                                                                      =============   =============

      The following is a reconciliation of the contributions according to the financial statements to the Form 5500:

                                                                2000
      Contributions per the financial statements            $ 16,174,910
      Current year-end contributions receivable                 (209,362)
                                                            ------------
           Contributions per Form 5500                      $ 15,965,548
                                                            ============

                             SUPPLEMENTAL SCHEDULES

CORNING CABLE SYSTEMS INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2000
--------------------------------------------------------------------------------

(a)             (b)                              (c)                                 (d)
         IDENTITY OF ISSUE,         DESCRIPTION OF INVESTMENT INCLUDING            CURRENT
        BORROWER, LESSOR OR            MATURITY DATE, RATE OF INTEREST              VALUE
           SIMILAR PARTY              COLLATERAL, PAR, OR MATURITY VALUE
 *   Reliance Trust Company         Corning Stock Fund (cost of
                                      asset $5,009,352)                         $ 84,981,274
 *   Putnam Mutual Funds Corp.      Lord Abbett Developing Growth Fund             1,008,319
 *   Putnam Mutual Funds Corp.      American Century Ultra Fund                    2,966,949
 *   Putnam Mutual Funds Corp.      Putnam International Growth Fund               3,152,069
 *   Putnam Mutual Funds Corp.      Putnam Investors Fund                          2,459,752
 *   Putnam Mutual Funds Corp.      Putnam S&P 500 Index Fund                     14,940,625
 *   Putnam Mutual Funds Corp.      Putnam Fund for Growth and Income              7,992,236
 *   Putnam Mutual Funds Corp.      George Putnam Fund of Boston                   2,874,405
 *   Putnam Mutual Funds Corp.      PIMCO Total Return Fund                          403,885
 *   Putnam Mutual Funds Corp.      Stable Value Fund                             11,735,065
     Participant loans              Bearing interest at 8.5 - 10.5% with
                                      maturity dates from 2001 through 2010        6,847,294
                                                                                ------------
                                                                                $139,361,872
                                                                                ============

*Denotes party-in-interest

CORNING CABLE SYSTEMS INVESTMENT PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------------------------------------------------------

                     IDENTITY OF PARTY INVOLVED AND                          PURCHASE     SELLING       COST OF       NET GAIN
                         DESCRIPTION OF ASSETS                TRANSACTIONS   PRICE(B)     PRICE(B)       ASSET         (LOSS)
I.   Any single transaction within the Plan year in
     securities involving an amount in excess of 5%
     of the current value of Plan assets:                     None

II.  Any series of transactions with respect to any
     plan asset other than securities in excess of 5%         None

III. Any series of transactions within the Plan year in securities, of the same issue or by broker, when aggregated, involves an amount in excess of 5% of the current value of Plan assets (A):

     Corning Stock Fund                                       559 Purchases  $6,887,085   $         -   $6,887,085   $        -
     Corning Stock Fund                                       790 Sales               -    12,244,298    3,238,707    9,005,591

IV.  Any transaction with respect to securities with
     a person, if any, prior or subsequent transactions
     with such person exceeded 5%:                            None

(A) Purchases and sales transactions made on various occasions during the Plan year are aggregated here.
(B)  Fair value at date of transaction is equal to purchase or sale price.